                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------
                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.   )

                                 CUCOS INC.
                                 ----------
                              (Name of Issuer)

                                COMMON STOCK
                                ------------
                       (Title of class of securities)

                                229 725 10 6
                                ------------
                               (CUSIP number)

                           VINCENT J. LIUZZA, JR.
                        110 VETERANS BLVD., SUITE 222
                             METAIRIE, LA 70005
                               (504) 835-0306
                               --------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                               MARCH 23, 1995
                               --------------
           (Date of event which requires filing of this statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

CUSIP No. 229 725 10 6                                        Page 2 of 11 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

              Vincent J. Liuzza, Jr.
              ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /

              The reporting person is a member of the Liuzza family, certain other members of which also beneficially own shares of the issuer.  The Liuzza family is not a group as defined under
              Federal securities law.                                    (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(c) OR 2(e)                                                      / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                         445,200
                           -----------------------------------------------------
                           8    SHARED VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY                      0
 EACH REPORTING PERSON     -----------------------------------------------------
          WITH             9    SOLE DISPOSITIVE POWER

                                         445,200
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------

CUSIP No. 229 725 10 6                                        Page 3 of 11 Pages


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              445,200

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Excludes 25,000 shares subject to options exercisable by the reporting person's wife, Glenda T. Liuzza, as to which she exercises sole voting and dispositive power.
                                                                             /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 229 725 10 6
                                                              Page 4 of 11 Pages


                                  SCHEDULE 13D


Cucos Inc. completed its initial public offering under the Securities Act of 1933, as amended, in 1983. At that time, Vincent J. Liuzza, Jr., a founder, director, officer and shareholder of Cucos Inc., filed a Schedule 13G reporting his ownership of more than five percent of the class of securities described in
Item 1 below. He is filing this Schedule 13D because he has acquired additional shares of such securities in excess of 2 percent of said class during the preceding twelve months.


ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the Common Stock, no par value, of Cucos Inc. The address of the principal executive offices of Cucos Inc. is 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005.

ITEM 2.  IDENTITY AND BACKGROUND.

                 (a) The name of the person filing this statement is Mr. Vincent J. Liuzza, Jr. (the "reporting person").

                 (b) The business address of the reporting person is 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005.

                 (c) The principal occupation or employment of the reporting person is as the Chairman of the Board and President of Cucos Inc., 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005.

                 (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                 (f) The reporting person is a citizen of the United States of America.

CUSIP No. 229 725 10 6                                        Page 5 of 11 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The reporting person's Schedule 13G, as amended, reported that the reporting person beneficially owned 263,562 shares of Common Stock of Cucos Inc. (203,562 shares directly and 60,000 shares subject to options exercisable by the reporting person within 60 days). Such Schedule 13G inadvertently understated the number of shares owned beneficially and of record by 100 shares. Consequently, prior to the purchase described in the next paragraph, the reporting person beneficially owned 263,662 shares of Common Stock (203,662 shares directly and 60,000 shares subject to options exercisable by the reporting person within 60 days). The number of shares reported as being beneficially owned by the reporting person in his Schedule 13G did not include 25,000 shares subject to options which are exercisable by the reporting person's wife, Glenda T. Liuzza, as to which she exercises sole voting and investment power; the reporting person disclaimed any beneficial ownership of shares issuable pursuant to Mrs. Liuzza's options.

                 On March 23, 1995, the reporting person acquired an additional 181,538 shares of Common Stock of Cucos Inc. (the "Subject Shares") from his uncle, Peter J. Liuzza, for consideration equal to $1.00 per share, or a total of $181,538.

                 The terms of payment of the $181,538 are set forth in a promissory note dated March 23, 1995, in the original principal amount of $181,538 issued by the reporting person to Peter J. Liuzza. The promissory note bears interest at 6.0% per annum and is payable over 10 years, with varying monthly payments as set forth in the note. The reporting person granted a security interest in the Subject Shares to Peter J. Liuzza to secure his obligations under the promissory note, which security interest is subordinate to (i) the pledges to the banks described below and (ii) a pledge of 2,150 of the Subject Shares to Margaret Liuzza.

                 As part of the transaction, Peter J. Liuzza was released by two banks from his liability to repay certain loans previously made to Peter J. Liuzza, the reporting person and certain other members of the Liuzza family.
At March 21, 1995, the principal balance outstanding on such loans was approximately $398,000. 179,388 of the Subject Shares and 200,911 of the reporting person's other shares of Common Stock of Cucos Inc. are pledged to the banks to secure the repayment of such loans.

CUSIP No. 229 725 10 6                                        Page 6 of 11 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

                 The reporting person has no present plans or proposals relating to or which would result in:

                          (a)  The acquisition by any person of additional
securities of the issuer, or the disposition of securities of the issuer;

                          (b)  An extraordinary corporate transaction, such as
a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                          (c)  A sale or transfer of a material amount of
assets of the issuer or of any of its subsidiaries;

                          (d)  Any change in the present board of directors or
management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                          (e)  Any material change in the present
capitalization or dividend policy of the issuer;

                          (f)  Any other material change in the issuer's
business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                          (g)  Changes in the issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                          (h)  Causing a class of securities of the issuer to
be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                          (i)  A class of equity securities of the issuer
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                          (j)  Any action similar to any of those enumerated
above.

CUSIP No. 229 725 10 6                                        Page 7 of 11 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 At December 6, 1995, the reporting person beneficially owns 445,200 shares of Common Stock of Cucos Inc. (385,200 shares directly and 60,000 shares subject to options exercisable by the reporting person within 60 days). The reporting person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares. The reporting person disclaims beneficial ownership of 25,000 shares which Glenda
T. Liuzza, the wife of the reporting person, has the right to acquire within 60 days through the exercise of options. Glenda T. Liuzza has the sole power to vote and dispose of all of the 25,000 shares that she has the right to acquire subject to the exercise of options. At December 6, 1995, the reporting person beneficially owns 20.5% of the outstanding shares of Cucos Inc. Common Stock. If the shares which Mrs. Liuzza has the right to acquire were beneficially owned by the reporting person, at December 6, 1995, the reporting person would beneficially own 21.4% of the outstanding shares of Cucos Inc. Common Stock.

                 See Item 3 above for a description of the event which requires the filing of this statement. Since March 23, 1995, the reporting person has not had any transactions in the Common Stock of Cucos Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies, except as described in Item 3 above.

CUSIP No. 229 725 10 6                                        Page 8 of 11 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Act of Sale of Common Stock of Cucos Inc. dated as of March 23, 1995, by and between the reporting person and Peter J. Liuzza.

         99.2 Installment Note dated March 23, 1995 in the original principal amount of $181,538 made by the reporting person to Peter J. Liuzza.


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           December 6, 1995



                                           /s/ VINCENT J. LIUZZA, JR.
                                           -----------------------------------
                                           Vincent J. Liuzza, Jr.

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
  99.1           Act of Sale of Common Stock of Cucos Inc. dated as of March
                 23, 1995, by and between the reporting person and Peter J.
                 Liuzza.

  99.2 Installment Note dated March 23, 1995 in the original principal amount of $181,538 made by the reporting person to Peter J. Liuzza.